Exhibit

Exhibit Description

99.1	Announcement on 2014/01/03: To announce the repurchase and cancellation of Zero Coupon Convertible Bonds due 2016

99.2	Announcement on 2014/01/20: To announce UMC will convene 4Q 2013 Investor Conference

99.3	Announcement on 2014/01/23: To Represent subsidiary ALLIANCE OPTOTEK CORP. to announce related materials of merger with WIESON TECHNOLOGIES CO., LTD.

99.4	Announcement on 2014/01/24: To announce the unconsolidated operating results for the fourth quarter of 2013

99.5 Announcement on 2014/01/09: December Revenue

99.6	Announcement on 2014/01/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce the repurchase and cancellation of Zero Coupon Convertible Bonds due 2016

1. Date of occurrence of the event: 2014/01/03

2. Company name: UNITED MICROELECTRONICS CORP.

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Name of the reporting media: N/A

6. Content of the report: N/A

7. Cause of occurrence:

During the fourth quarter of 2013, the Company has repurchased US$68 million principal amount of Bonds and has cancelled such repurchased Bonds.

8. Countermeasures: None

9. Any other matters that need to be specified: None

Exhibit 99.2

To announce UMC will convene 4Q 2013 Investor Conference

1. Date of the investor conference: 2014/01/24

2. Time of the investor conference: 17:00

3. Location of the investor conference: Online teleconference

4. Brief information disclosed in the investor conference:

UMC Q4 2013 Financial and Operating Results.

5. The presentation of the investor conference release:

It will be released after the investor conference.

6. Will the presentation be released in the Company’s website:

Yes, please refer to the Company’s website at www.umc.com

7. Any other matters that need to be specified: None

Exhibit 99.3

To represent subsidiary ALLIANCE OPTOTEK CORP. to announce related materials of merger with WIESON TECHNOLOGIES CO., LTD.

1.	Kind of merger/acquisition (e.g. merger, consolidation, spin-off, acquisition, or receiving assignment of shares): Merger

2. Date of occurrence of the event: 2014/01/23

3.	Names of companies participating in the merger (e.g.name of the other company participating in the merger or consolidation, newly established company in a spin-off, acquired company, or company whose shares are taken assignment of):

WIESON TECHNOLOGIES CO., LTD.(“WIESON”, existing company)

ALLIANCE OPTOTEK CORP.(“AOP”, extinguished company)

4.	Counterparty (e.g.name of the other company participating in the merger or consolidation, company taking assignment of the spin-off, or counterparty to the acquisition or assignment of shares): WIESON TECHNOLOGIES CO., LTD.(existing company)

5.	Relationship between the counterparty and the Company (investee company in which the Company has re-invested and has shareholding of XX%), and explanation of the reasons for the decision to acquire, or take assignment of the shares of, an affiliated enterprise or related person, and whether it will affect shareholders’ equity:

None; NA; There is no effect on shareholders’ equity

6. Purpose/objective of the merger/acquisition:

To align R&D capabilities of both parties, to expand and optimize product lines of the company.

7. Anticipated benefits of the merger/acquisition:

Integrating resources and expanding scale of business in order to enhance efficiency of operation and competitive advantage in the industry.

8. Effect of the merger or consolidation on net worth per share and earnings per share:

It will reduce operating cost and have positive effect on net worth per share and earnings per share.

9. Share exchange ratio and basis of its calculation:

the share exchange ratio is 3.75 AOP(extinguished company) ordinary shares for each newly-issued WIESON(existing company) share
Based on unaudited consolidated 2013 financial reports of both parties, opinion of an independent professional on the reasonableness of the share exchange ratio and agreed by both parties under the consideration in related factors.

10. Scheduled timetable for consummation:

The tentative merger effective date will be 2014/06/03.

11.	Matters related to assumption by the existing company or new company of rights and obligations of the extinguished (or spun-off) company::

The existing company takes all the rights and obligations of the extinguished company upon merger.

12. Basic information of companies participating in the merger:

Company name: WIESON TECHNOLOGIES CO., LTD.(existing company)

Capital: NT$626,970,000

Chairman: Hung-Chin Chen

Address: 7F,No.276,Sec.1,Datong Rd., Xizhi Dist.,New Taipei City,Taiwan

Main Business: Interconnect components, wireless components, automotive electronics and LED lightings

Company name: ALLIANCE OPTOTEK CORP.(extinguished company)

Capital: NT145,098,000

Chairman: Duen-Chian Cheng

Address: No.148, Taihe Rd.,Zhubei City,Hsinchu County,Taiwan

Main Business: LED lightings

13.	Matters related to the spin-off (including estimated value of the business and assets planned to be assigned to the existing company or new company; the total number and the types and volumes of the shares to be acquired by the split company or its shareholders; matters related to the reduction, if any, in capital of the split company) (note: not applicable other than where there is announcement of a spin-off): NA

14.	Conditions and restrictions on future transfers of shares resulting from the merger or acquisition: None

15. Other important stipulations: None

16.	Do the directors have any objection to the present transaction?: None

Exhibit 99.4

To announce the unconsolidated operating results for the fourth quarter of 2013

1.	Date of occurrence of the event: 2014/01/24

2.	Company name: UNITED MICROELECTRONICS CORP.

3.	Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4.	Reciprocal shareholding ratios: N/A

5.	Name of the reporting media: N/A

6.	Content of the report: N/A

7.	Cause of occurrence:

UMC Reports Fourth Quarter 2013 Results
4Q revenue from 40nm and below reached 24%, 2013 full-year EPS NT1.01
United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or
“The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the fourth quarter of 2013.
Revenue was NT$30.72 billion, with gross margin at 18.1% and operating margin at 0.6%. Net income attributable to the stockholders of the parent was NT$0.75 billion, with earnings per ordinary share of NT$0.06.

Mr. Po-Wen Yen, CEO of UMC, said “In the fourth quarter of 2013, UMC recorded NT$28.58 billion in revenue from the foundry segment, with operating margin from foundry operations of 2.7%. Wafer shipments reached 1.236 million 8-inch equivalent wafers, bringing overall capacity utilization to 79%.”

CEO Yen added, “During the fourth quarter of 2013, our 40nm and below business represented 24% of UMC sales. This continued growth demonstrates the strength of our 40nm platform, which has been adopted by numerous customers from a wide range of diversified markets. We also continue to achieve new milestones for our specialty technologies, recently surpassing 15 million IC shipments for our 55nm embedded high-voltage process in just one year. Our engineering teams have further miniaturized the SRAM cell for this process to power today’s highest resolution smartphones, continuously pushing the boundaries of specialty technologies in 55nm and beyond. For 28nm, we have made significant strides on our 28nm status to become a competitive foundry supplier, bolstered by yield improvement that has helped us secure additional design wins. To further strengthen our 28nm design platform, we now offer ARM Artisan physical IP for our 28HLP, UMC’s 28nm high performance, low power process that optimally balances die size, speed and leakage performance to target low power applications. This collaboration adds ARM’s POP IP core hardening acceleration technology to shorten time-to-market through proven, rigorous silicon validation for our customers designing into 28HLP.”

CEO Yen continued, “For the first quarter, we anticipate softer business due to normal early-year seasonality. In 2014, we are optimistic that UMC will benefit from product design wins across a broad spectrum of the semiconductor industry. We will leverage our manufacturing excellence and deploy capacity expansion not only for 28nm HK/MG lines, but also for upgrades at our 8” and 12” fabs to fulfill emerging requirements. As such, UMC’s CAPEX for 2014 will be approximately US$1.1 billion to US$1.3 billion. This investment will help UMC to expand economies of scale to drive down manufacturing costs and achieve a prolonged structural increase in productivity. These efforts will propel UMC’s market share growth in leading-edge technologies and further expand our presence in the specialty segment, strengthening our position in the foundry industry.”

First Quarter of 2014 Outlook & Guidance :

Foundry Segment Wafer Shipments: Marginal increase

Foundry Segment ASP in US$: Decrease by approximately 4%

Foundry Segment Profitability: Gross profit margin will be in the mid-teen percentage range

Foundry Segment Capacity Utilization: High 70% range

2014	CAPEX for Foundry Segment: US$1.1bn to US$1.3bn

Guidance to New Business Segment: Revenue to be approximately NT$2.8bn and operating loss to be approximately NT$0.5bn

8.	Countermeasures: N/A

9.	Any other matters that need to be specified: N/A

Exhibit 99.5

Jan 9, 2014

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3)
Endorsements and guarantees 4) Financial derivative transactions for the period of July 2013.

1)	Sales volume (NT$ Thousand)

Period	Items	2013	2012	Changes	%
December	Net sales	9,905,479	8,711,595	1,193,884	13.70%
2013	Net sales	123,811,636	115,674,763	8,136,873	7.03%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand) :

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	1,385,000	1,385,000	41,379,382
Note : On December 19, 2012, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,400 million.

4)	Financial derivatives transactions : None

Exhibit 99.6

United Microelectronics Corporation
For the month of December, 2013

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of Nov 30, 2013	Number of shares as of Dec 31, 2013	Changes

—	—	—	—	—

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares pledged
		pledged as of	as of
Title	Name	Nov 30, 2013	Dec 31, 2013	Changes
—	—	—	—	—